October 17, 2023



Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549



       Re: Registration Statement on Form F-4 (Registration No. 333-275001)



To whom it may concern:

                Reference is made to the above-referenced registration statement (the
   Registration Statement   ) of Lotus Technology Inc. (the    Issuer   ) under
the Securities
Act of 1933, as amended (the    Securities Act   ) with respect to a proposed
business
combination involving a merger, consolidation, exchange of securities, acquisition of assets, or similar transaction involving a special purpose acquisition company and one or
more target companies (the    Transaction   ). The Registration Statement has
not yet been
declared effective as of the date of this letter.

               This letter is to advise you that, effective as of October 16, 2023, our firm has resigned from, or ceased or refused to act in, every capacity and relationship in which we were described in the Registration Statement as acting or agreeing to act with respect to the Transaction.

               Therefore, we hereby advise you and the Issuer, pursuant to
Section 11(b)(1) of the Securities Act, that none of our firm, any person who controls it
(within the meaning of either Section 15 of the Securities Act or Section 20 of the
Securities Exchange Act of 1934, as amended) or any of its affiliates (within the meaning of Rule 405 under the Securities Act) will be responsible for any part of the Registration
Statement. This notice is not intended to constitute an acknowledgment or admission that we have been or are an underwriter (within the meaning of Section 2(a)(11) of the
Securities Act or the rules and regulations promulgated thereunder) with respect to the
Transaction.
                                            Sincerely,

                                    CREDIT SUISSE SECURITIES (USA) LLC



                                           By:

                                           Name: Santiago Gilfond
                                           Title: Managing Director




cc:   Alexious Lee, Lotus Technology Inc.
      Chinta Bhagat, L Catterton Asia Acquisition Corp.
      Scott Chen, L Catterton Asia Acquisition Corp.
      Ilir Mujalovic, Shearman & Sterling LLP
      Harald Halbhuber, Shearman & Sterling LLP
      Kyungwon Lee, Shearman & Sterling LLP
      Shu Du, Skadden, Arps, Slate, Meagher & Flom LLP
      Peter X. Huang, Skadden, Arps, Slate, Meagher & Flom LLP
      Jesse Sheley, Kirkland & Ellis International LLP
      Joseph Casey Raymond, Kirkland & Ellis International LLP